EXHIBIT 11(a)
Lamar Advertising Company and Subsidiaries Earnings Per Share Computation Information
Years ended December 31, 2009, 2008 and 2007

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
Net (loss) income applicable to common stock	$(58,403,000)	$1,797,000	$40,617,000

Weighted average common shares outstanding	91,730,109	92,125,660	96,779,009
Shares issueable upon exercise of stock options	—	181,180	774,898
Incremental shares of convertible debt	—	—	—

Weighted average common shares and common equivalents outstanding	91,730,109	92,306,840	97,553,907
Net (loss) income per common share basic and diluted	$(0.64)	$0.02	$0.42

The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2009, 2008 and 2007 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
Net (loss) income applicable to common stock	$(58,403,000)	$1,797,000	$40,617,000
Income impact of assumed conversions	2,295,455	4,256,797	4,496,500

(Loss) income available to common shareholders plus assumed conversion	$(56,107,545)	$6,053,797	$45,113,500

Weighted average common shares outstanding	91,730,109	92,125,660	96,779,009
Shares issuable upon exercise of stock options	105,985	181,180	774,898
Incremental shares from convertible debt	2,474,107	5,879,893	5,813,730

Weighted average common shares plus dilutive potential common shares	94,310,201	98,186,733	103,367,637

Net (loss) income per common share	$(0.59)	$0.06	$0.44